UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)*

GATEWAY, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
367626108
(CUSIP Number of Class of Securities)

B.J. Lin
Assistant General Counsel
Acer Inc.
8F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih,
Taipei, Hsien 221, Taiwan, R.O.C.
Telephone: +886-2-2696-1234
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
with copies to:
Richard V. Smith, Esq.
Barbara Murphy Lange, Esq.
Lawrence B. Low, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

August 27, 2007
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	367626108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY Acer Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		46,948,248[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0[1]

12	CHECK IF BOX THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.57%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

[1]	An aggregate of 46,948,248 shares of Gateway, Inc. (“Issuer”) common stock, par value $0.01 per share (the “Subject Shares”), beneficially owned by Quincy L. Allen, Janet M. Clarke, J. Edward Coleman, Scott Galloway, George Krauss, Doug Lacey, Joseph Parham, Dave Russell, Richard D. Snyder, and Paul Weaver, all directors of the Issuer, and beneficially owned by Avalon Capital Group, LLC (“Avalon”) are subject to tender and support agreements (each a “Tender and Support Agreement”) as set forth below:
•	28,819 Subject Shares beneficially owned by Quincy L. Allen are subject to a Tender and Support Agreement dated August 27, 2007, among Acer Inc., a corporation organized under the laws of the Republic of China (“Acer”), Galaxy Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Acer (“Galaxy Acquisition”), and Quincy L. Allen;

•	36,559 Subject Shares beneficially owned by Janet M. Clarke are subject to a Tender and Support Agreement dated August 27, 2007, among Acer, Galaxy Acquisition and Janet M. Clarke;

•	179,275 Subject Shares beneficially owned by J. Edward Coleman are subject to a Tender and Support Agreement dated August 27, 2007, among Acer, Galaxy Acquisition and J. Edward Coleman;

•	221,030 Subject Shares beneficially owned by Scott Galloway are subject to a Tender and Support Agreement dated August 27, 2007, among Acer, Galaxy Acquisition and Scott Galloway;

•	36,559 Subject Shares beneficially owned by George Krauss are subject to a Tender and Support Agreement dated August 27, 2007, among Acer, Galaxy Acquisition and George Krauss;

•	48,559 Subject Shares beneficially owned by Doug Lacey are subject to a Tender and Support Agreement dated August 27, 2007, among Acer, Galaxy Acquisition and Doug Lacey;

•	36,559 Subject Shares beneficially owned by Joseph Parham are subject to a Tender and Support Agreement dated August 27, 2007, among Acer, Galaxy Acquisition and Joseph Parham;

•	14,451 Subject Shares beneficially owned by Dave Russell are subject to a Tender and Support Agreement dated August 27, 2007, among Acer, Galaxy Acquisition and Dave Russell;

•	197,447 Subject Shares beneficially owned by Richard D. Snyder are subject to a Tender and Support Agreement dated August 27, 2007, among Acer, Galaxy Acquisition and Richard D. Snyder;

•	76,529 Subject Shares beneficially owned by Paul Weaver are subject to a Tender and Support Agreement dated August 27, 2007, among Acer, Galaxy Acquisition and Paul Weaver; and

•	46,072,461 Subject Shares beneficially owned by Avalon are subject to a Tender and Support Agreement dated August 27, 2007, among Acer, Galaxy Acquisition and Avalon.

Acer and Galaxy Acquisition expressly disclaim beneficial ownership of any Subject Shares.

[2]	The Subject Shares represent approximately 12.57% of the 373,641,481 shares of Issuer common stock, par value $0.01 per share, outstanding as of August 23, 2007 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4).

CUSIP No.	367626108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Galaxy Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		46,948,248 [3]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.57%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

[3]	See Footnote 1 to Acer Inc.
[4]	See Footnote 2 to Acer Inc.

Item 1. Security and Issuer.
     The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of Gateway, Inc., a Delaware corporation (“Issuer”), including the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of January 19, 2000, as amended, between Issuer and UMB Bank, N.A. (together with such shares of common stock, the “Shares”). The principal executive offices of Issuer are located at 7565 Irvine Center Drive, Irvine, CA 92618. The telephone number at that location is (949) 471-7000.
Item 2. Identity and Background.
     This Statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Acer Inc., a corporation organized under the laws of the Republic of China (“Acer”), and Galaxy Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Acer (“Galaxy Acquisition”).
     The principal executive offices of Acer are located at 8F, 88, Sec. 1, Hsin Tai Wu Road, Hsichih, Taipei, Hsien 221, Taiwan, R.O.C. The telephone number at that location is +886-2-2696-1234. Acer is a leading branded PC vendor. Since spinning-off its manufacturing operation, Acer has focused on globally marketing its brand-name products: mobile and desktop PCs, servers and storage, LCD monitors and high-definition TVs, projectors, and handheld/navigational devices. Acer’s unique Channel Business Model encourages partners and suppliers to collaborate in supply-chain management. Established in 1976, Acer employs 5,300 people supporting dealers and distributors in more than 100 countries. Revenues in 2006 reached US$11.32 billion. Acer shares are traded on the Taiwan Stock Exchange under the symbol “2353” and in the form of Global Depository Receipts (“GDR”) listed in the London Stock Exchange under the symbol “AM50.” Each GDR represents five Acer shares. Acer’s market capitalization is over US$4.5 billion.
     Galaxy Acquisition was recently incorporated for the purpose of acquiring all of the outstanding Shares of Issuer and consummating the transactions contemplated by the Merger Agreement (defined below in Item 3) and, to date, has engaged and is expected to engage in no other activities other than those incidental to the Offer (defined below in Item 3) and the Merger Agreement. Until immediately prior to the time Galaxy Acquisition purchases Shares pursuant to the Offer, it is not anticipated that Galaxy Acquisition will have any significant assets or liabilities. The principal executive offices of Galaxy Acquisition are located c/o Acer Inc. at 8F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih, Taipei, Hsien 221, Taiwan, R.O.C. The telephone number at that location is +886-2-2696-1234.
     The name, business address, present principal occupation or employment and citizenship of each executive officer and director and each controlling person of Acer and Galaxy Acquisition, and each executive officer and director of any corporation or other person ultimately in control of Acer and Galaxy Acquisition, are set forth on Schedule A attached hereto.
     During the last five years, neither Acer nor Galaxy Acquisition, and, to the best knowledge of Acer and Galaxy Acquisition, none of the persons listed on Schedule A attached hereto (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
     On August 27, 2007, Issuer, Acer and Galaxy Acquisition, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Galaxy Acquisition will commence a tender offer (the “Offer”) to acquire all of the outstanding Shares for $1.90 per Share, net to the seller, in cash, without interest thereon (such price, or any higher price paid pursuant to the Offer, is referred to as the “Offer Price”), and, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, after consummation of the Offer, Galaxy Acquisition will be merged with and into Issuer (the “Merger”), with the surviving entity, Issuer, becoming a wholly owned direct or indirect subsidiary of Acer.
     Galaxy Acquisition estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $772,430,250. Acer will ensure that Galaxy Acquisition has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and to fulfill its obligations under the Merger Agreement. It is anticipated that all of these funds will be obtained from Acer’s general corporate funds or, if Acer elects, from borrowings from one or more banks or other financial institutions. The Offer is not contingent upon Galaxy Acquisition or Acer establishing any financing arrangements.
     As an inducement to enter into the Merger Agreement, and in consideration thereof, Acer and Galaxy Acquisition entered into separate tender and support agreements (the “Tender and Support Agreements”) with each of Quincy L. Allen, Janet M. Clarke, J. Edward Coleman, Scott Galloway, George Krauss, Doug Lacey, Joseph Parham, Dave Russell, Richard D. Snyder and Paul Weaver, who represent all of the directors of Issuer (the “Director Stockholders”) and also with Avalon Capital Group, LLC (“Avalon”). Each Tender and Support Agreement is dated August 27, 2007. Pursuant to their respective Tender and Support Agreements, each Director Stockholder has agreed, among other things, with respect to all shares of common stock, par value $0.01 per share, of Issuer beneficially owned by him or her, and Avalon has agreed with respect to certain shares of common stock, par value $0.01 per share, of Issuer beneficially owned by it, to tender such shares in the Offer (all such shares of the Director Stockholders and Avalon, the “Subject Shares”), no later than five business days prior to the initial expiration date of the Offer, and not to withdraw such tender unless the Offer has been terminated in accordance with the terms of the Merger Agreement or such Tender and Support Agreement has been terminated in accordance with its terms. Schedule B attached hereto sets forth the number of Subject Shares held by each Director Stockholder and Avalon.
     Pursuant to their respective Tender and Support Agreements, each Director Stockholder and Avalon, has agreed, at every meeting of stockholders of the Issuer, to vote the Subject Shares (to the extent not already purchased in the Offer) in favor of the Merger Agreement and the transactions contemplated therein. The Director Stockholders and Avalon granted to the officers of Acer an irrevocable proxy to vote the Subject Shares in accordance with the terms of the Tender and Support Agreements. Additionally, each Director Stockholder and Avalon, has agreed not to exercise any dissenter’s rights in respect of its Subject Shares which may arise with respect to the Merger.
     Shared voting power with respect to the Subject Shares may be deemed to have been acquired through execution of the Tender and Support Agreements.
     The foregoing descriptions of the Merger Agreement and Tender and Support Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement, the form of Tender and Support Agreements among Acer, Galaxy Acquisition and each of the Director Stockholders, and the Tender and Support Agreement among Acer, Galaxy Acquisition and Avalon are attached as Exhibits (d)(1), (d)(4) and (d)(5), respectively, to the Schedule TO filed by Acer Inc. and Galaxy Acquisition Corp. on September 4, 2007.

Item 4. Purpose of Transaction.
     As described in Item 3 above, this Statement is being filed in connection with the separate Tender and Support Agreements among Acer, Galaxy Acquisition and each Director Stockholder and Avalon, in connection with Merger Agreement and the transactions contemplated therein, including the Offer and the Merger.
     As promptly as practicable after the date of the Merger Agreement, but in no event more than 10 days later, Galaxy Acquisition will commence the Offer to acquire all of the outstanding Shares for the Offer Price. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, after consummation of the Offer, Acer shall cause the Merger to occur. Upon the consummation of the Merger, (i) Issuer will become a wholly owned direct or indirect subsidiary of Acer and (ii) each Share that has not been purchased pursuant to the Offer will be converted into the right to receive an amount per Share equal to the Offer Price, subject to certain exceptions more fully described in the Merger Agreement.
     The Merger Agreement provides that in connection with the Merger, all options to purchase Shares outstanding immediately prior to the effective time of the Merger will become fully vested as of the effective time of the Merger. At the effective time of the Merger, each such option will be converted into the right to receive the merger consideration (i.e., the Offer Price) upon exercise (on a per share basis) and, if not exercised, will be cancelled in exchange for a cash payment by Galaxy Acquisition to the option holders equal to the product of: (i) the excess, if any, of the merger consideration (on a per share basis) over the exercise price per Share and (ii) the number of Shares issuable upon exercise of the option. The Merger Agreement also provides that as of the effective time of the Merger, each restricted Share then outstanding, whether or not then vested, will automatically become fully vested and free of any forfeiture restrictions and will be converted into the right to receive the merger consideration.
     After the purchase of Shares by Galaxy Acquisition pursuant to the Offer, Acer may appoint its representatives to the Issuer’s board of directors in proportion to its ownership of the outstanding Shares. From and after the effective time of the Merger, pursuant to the Merger Agreement, the directors of Galaxy Acquisition will be the directors of Issuer.
     From and after the effective time of the Merger, pursuant to the Merger Agreement, (i) the certificate of incorporation of the Issuer will be amended and restated to conform to the certificate of incorporation of Galaxy Acquisition and (ii) the bylaws of the Issuer will be amended and restated to conform to the bylaws of Galaxy Acquisition.
     Following the effective time of the Merger, it is contemplated that the Shares will cease to be traded on the New York Stock Exchange and registration of the Shares under the Exchange Act will be terminated.
     Issuer has a right of first refusal pursuant to a letter agreement, dated June 12, 2006 (the "Letter Agreement”), between Issuer and Lap Shun (John) Hui, to acquire the shares of capital stock of PB Holding Company S.à.r.l., the parent company of Packard Bell B.V., owned by Mr. Hui (the "Packard Bell Shares”), which right of first refusal has become exercisable in accordance with the terms contained in a notice delivered by Mr. Hui to Issuer pursuant to the Letter Agreement. In the Merger Agreement, Issuer agreed, as promptly as practicable after the date of the Merger Agreement, to use its commercially reasonable best efforts to acquire the Packard Bell Shares.
     The foregoing description of the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, attached as Exhibit (d)(1) to the Schedule TO filed by Acer Inc. and Galaxy Acquisition Corp. on September 4, 2007.
     Except as set forth in this Statement and in connection with the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, neither Acer nor Galaxy Acquisition has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) As a result of the Tender and Support Agreement, Acer and Galaxy Acquisition may be deemed to have the power to vote up to 46,948,248 Shares in favor of approval of the Merger Agreement and the transactions contemplated therein, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Acer and Galaxy Acquisition may be deemed to be the beneficial owners of an aggregate of 46,948,248 Subject Shares. All Subject Shares that may be deemed to be beneficially owned by Acer and Galaxy Acquisition constitute approximately 12.57% of the 373,641,481 issued and outstanding Shares as of August 23, 2007 (as represented by Issuer in the Merger Agreement).
     Except as set forth in this Item 5(a), neither Acer nor Galaxy Acquisition, and, to the best knowledge of Acer and Galaxy Acquisition, none of the persons named in Schedule A hereto beneficially owns any Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acer or Galaxy Acquisition that it is the beneficial owner of any Shares, and Acer and Galaxy Acquisition expressly disclaim all beneficial ownership of such Shares.
     (b) Except to the extent that it may be deemed to by virtue of the Tender and Support Agreements, neither Acer nor Galaxy Acquisition, and to the best knowledge of Acer and Galaxy Acquisition, none of the persons named in Schedule A, have sole power to vote or direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of any of the Shares.
     Acer and Galaxy Acquisition may be deemed in certain circumstances to have the shared power with the Director Stockholders and Avalon to vote the 46,948,248 Subject Shares. However, Acer and Galaxy Acquisition (i) are not entitled to any rights as a stockholder of Issuer as to the Subject Shares, except as otherwise expressly provided in the Tender and Support Agreements, and (ii) disclaim any beneficial ownership of any of the Subject Shares.
     (c) Except for the Merger Agreement and the Tender and Support Agreements described above, neither Acer nor Galaxy Acquisition, and to the best knowledge of Acer and Galaxy Acquisition, none of the persons named in Schedule A, has effected any transactions in the Shares during the past 60 days.
     (d) Except for the Merger Agreement and the Tender and Support Agreements described above, neither Acer nor Galaxy Acquisition, and to the best knowledge of Acer and Galaxy Acquisition, none of the persons named in Schedule A, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except for the agreements described above, to the knowledge of Acer and Galaxy Acquisition, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies among any persons named in Item 2 or between any person named in Item 2 and any other person with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements).

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Agreement and Plan of Merger, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Gateway, Inc. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Acer Inc. and Galaxy Acquisition Corp. on September 4, 2007).

2	Form of Tender and Support Agreement (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Acer Inc. and Galaxy Acquisition Corp. on September 4, 2007).

3	Tender and Support Agreement, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Avalon Capital Group, LLC (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Acer Inc. and Galaxy Acquisition Corp. on September 4, 2007).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ACER INC.
Dated: September 4, 2007	By:	/s/ J.T. Wang
		Name:	J.T. Wang
		Title:	Chairman and Chief Executive Officer

GALAXY ACQUISITION CORP.
Dated: September 4, 2007	By:	/s/ J.T. Wang
		Name:	J.T. Wang
		Title:	President

SCHEDULE A
Directors and Executive Officers of Acer and the Purchaser
The names of the directors and executive officers of Acer and the Purchaser and their present principal occupations or employment and material employment history during the past five years are set forth below. Unless otherwise indicated, each director and executive officer is a citizen of the Republic of China and his or her principal business address is 8F, 88, Sec. 1, Hsin Tai Wu Rd., Hsichih, Taipei, Hsien 221, Taiwan, R.O.C.
Acer
     Directors
Pier Carlo Falotti
Director since June 2005
Mr. Pier Carlo Falotti, 65 years old, has been retired since 2000. Prior to that, Mr. Falotti was the President and Chief Executive Officer of AT&T Europe from 1994 to 1996 and Chief Financial Officer of Oracle Corporation from 1996 to 2000. Mr. Falotti is an Italian citizen. His business address is 15 Chemin des Vignes, 1299 Crans, Switzerland.
George Huang
Supervisor since June 2005
Mr. George Huang, 58 years old, is currently retired. From June 2003 until April 2007, Mr. Huang was Vice Chairman of Taiwan Fixed Networks. From March 2003 to December 2004, he was also Senior Advisor of Acer Group. From August 2001 to March 2003, Mr. Huang was a Partner of Acer. Mr. Huang, before becoming Supervisor, was a director of Acer from March 2002 to June 2005.
Gianfranco Lanci
Director since June 2005
Mr. Gianfranco Lanci, 53 years old, has been President of Acer since January 2004. From May 1997 to December 2003, Mr. Lanci was RO President of Acer EMEA (Europe, Middle East, Africa). Mr. Lanci is an Italian citizen. His business address is Acer Italy s.r.l.,Via Lepetit, 40, 20020 Lainate, Milano, Italy.
Philip Peng
Director since June 2005
Mr. Peng, 54 years old, has been President of iD SoftCapital Inc. since January 2005. From August 1998 to December 2004, Mr. Peng was Vice President and Chief Financial Officer of Acer. Mr. Peng’s business address is 7F, No. 122, Dunhua N. Rd., Taipei, Taiwan, R.O.C.
Chen-Jung Shih (also known as Stan Shih)
Director since March 2002
Mr. Stan Shih, 63 years old, is a founder of Acer Group. Since January 2005, Mr. Shih has served as Chairman of iD SoftCapital Group. From August 1976 to December 2004, Mr. Shih was Chairman of Acer. Mr. Shih’s business address is 7F, No. 122, Dunhua N. Rd., Taipei, Taiwan, R.O.C.

Cheng-Tang Wang (also known as J.T. Wang)
Director since March 2002
Mr. J.T. Wang, 53 years old, has been the Chairman and Chief Executive Officer of Acer since January 2005. Prior to that, Mr. Wang served as the President of Acer from November 2001 to January 2005.
Jen Zen Wong (also known as Jim Wong)
Director since June 2005
Mr. JimWong, 49 years old, has been Senior Corporate Vice President of Acer and President of the IT products business group of Acer since October 2001.
Teu-Hua Shih Yeh (also known as Carolyn Yeh)
Supervisor since June 2005
Ms. Yeh, 60 years old, has been the Chairman of iD SoftCapital Inc. since February 2005. Ms. Yeh was Chief Accounting Officer of Acer from November 2001 to January 2005. Ms. Yeh was also Senior Vice President of Acer from January 2004 to December 2004 and Vice President of Acer from November 1992 to December 2003. Her business address is 7F, No. 122, Dunhua N. Rd., Taipei 10595, Taiwan, R.O.C.
Yen-Liang Yin
Director since March 2002
Mr. Yen-Liang Yin, 57 years old, has been the Chief Executive Officer and President of Ruentex Group since 1996. Mr. Yin’s business address is 14F, 308 Bade Road Sec. 2, Taipei, Taiwan, R.O.C.
     Executive Officers
Stan Shih
Founder
See above.
Gianfranco Lanci
President
See above.
Chan Haw (also known as Howard Chan)
Chief Financial Officer and Vice President
Mr. Howard Chan, 55 years old, has been Chief Financial Officer of Acer since January 2005. Mr. Chan was a Vice President (Treasury Division) of Acer from December 2001 to December 2004.
Ching-Jen Chang (also known as Calvin Chang)
Vice President
Mr. Calvin Chang, 50 years old, has been Vice President (Marketing Division of Taiwan Operations Business Group) of Acer since April 2003. From July 2001 to March 2003, Mr. Chang was Director of the Marketing Division of Taiwan Operations Business Group of Acer.

James Chiang
Vice President
Mr. James Chiang, 52 years old, has been Vice President of Acer and President of the Channel Business Group of Acer since May 2002. From November 2001 to May 2002, Mr. Chiang was Business Group President of the e-Enabling Services Business Group of Acer.
Angelina Hwang
Vice President
Ms. Angelina Hwang, 50 years old, has been a Vice President (System Integration Service Business Unit / e-Enabling Services Business Group) of Acer since November 2002. From April 1998 to October 2002, Ms. Hwang was President of Vision Tech Inc.
Tai-Yueh Lay (also known as TY Lay)
Vice President
Mr. Tai-Yueh Lay, 55 years old, has been Vice President of Acer since 2001 and President of Acer’s China Business Group (Acer Computer Shanghai Ltd.) since April 2005. Mr. Lay was also Chief Staff of the Chairman Office of Acer from January 2005 to March 2005 and President of the International Operation of Acer from November 2001 to December 2004.
Jackson Lin
Vice President
Mr. Jackson Lin, 51 years old, has been Vice President (IT Products Business Group) of Acer since February 2004. Prior to February 2004, he was Vice President (Material Management) of Wistron Inc. from June 2002 to February 2004. From October 2000 to June 2002, Mr. Lin was President of EB Easy (TWN) Corp.
Jafa Lin
Vice President
Mr. Jafa Lin, 51 years old, has been Vice President (Channel Business Division of Taiwan Operations Business Group) of Acer since April 2003. From May 1997 to March 2003, he was Director of the VAR Business Division of Taiwan Operations Business Group of Acer.
I-Wan Lin (also known as Steve Lin)
Vice President
Mr. Steve Lin, 53 years old, has been Vice President of Acer and President of Acer Asia Pacific Regional Operation since January 2005. Prior to January 2005, he served as Regional President of the International Operation Department of Acer from November 2001 to December 2004.
Scott Lin
Vice President
Mr. Scott Lin, 57 years old, has been Vice President of Acer and President of the Taiwan Operations Business Group of Acer from April 2005. From November 2001 to March 2005, Mr. Lin was President of the Greater China Operations Business Group of Acer.
Grace Lung
Director of Corporate Finance
Ms. Grace Lung, 51 years old, has been Director of Corporate Finance since November 2003. From January 2000 until October 2003, she was Assistant Vice President of the Business Analysis Department of Acer.
YS Shiau (Yu-Hsiang Hsiao)
Director of Operating Business

Mr. YS Shiau, 46 years old, has been Director of HsinChu Branch, Taiwan Operation Business Group of Acer since July 2002. From November 2001 to June 2002, Mr. Shiau was Director of KaoHsiung Branch, Taiwan Operation Business Group of Acer.
Peter Shieh
Vice President
Mr. Peter Shieh, 48 years old, has been a Vice President of Acer since July 2002. From November 2001 to June 2002, Mr. Shieh served as Vice President (Sales and Marketing Business Unit, e-Enabling Services Business Group) of Acer.
J.T. Wang
Chairman and Chief Executive Officer
See above.
Ben Wan
President of e-Enabling Services Business Group
Mr. Ben Wan, 53 years old, has been President of e-Enabling Services Business Group of Acer since May 2002. From March 1999 to May 2002, Mr. Wan was President of ARC Consultants Ltd.
Jen Zen Wong (also known as Jim Wong)
Vice President
See above.
PH Wu (Pai-Huan Wu)
Director of TaiChung Branch
Mr. PH Wu, 50 years old, has been Director of TaiChung Branch, Taiwan Operation Business Group of Acer since November 2004. From May 2004 to October 2004, Mr. Wu was Vice President of Greater China Business Group Unit of Acer. Prior to that, Mr. Wu was Special Assistant of Greater China Business Group of Acer. From November 2001 to February 2003, he was Assistant Vice President of TaiChung Branch, Taiwan Operation Business Group of Acer.
TC Yang (Tsan-Chen Yang)
Director KaoHsiung Branch
Mr. TC Yang, 49 years old, has been Director of KaoHsiung Branch / Taiwan Operation Business Group since September 2003. From May 1998 until August 2003, Mr. Yang was Assistant Vice President of the Greater China Business Unit of Acer.
Galaxy Acquisition Corp.
     Sole Director
J.T. Wang
Director since 2007
See above, under “Acer.”
     Executive Officers
J.T. Wang

President
See above, under “Acer.”
Howard Chan
Chief Financial Officer and Secretary
See above, under “Acer.”

SCHEDULE B

Holder of Subject	Number of
Shares	Subject Shares

Quincy L. Allen	28,819
Janet M. Clarke	36,559
J. Edward Coleman	179,275
Scott Galloway	221,030
George Krauss	36,559
Doug Lacey	48,559
Joseph Parham	36,559
Dave Russell	14,451
Richard D. Snyder	197,447
Paul Weaver	76,529
Avalon Capital Group, LLC	46,072,461

TOTAL	46,948,248